SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

U.S. Energy Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

902951 10 2

(CUSIP Number)

Herbert F. Kozlov, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 549-0241
Fax (212) 521-5450

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

CUSIP Number: 902951 10 2

1)     NAME OF REPORTING PERSON:

  Nakash Energy, LLC

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

(a) ________________________☒_________________

(b) ________________________☐_________________

3)     SEC USE ONLY

4)     SOURCE OF FUNDS (See Instructions):   WC

5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e):    N/A

6)     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,753,596
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,753,596
PERSON WITH

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,753,596

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  N/A

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8%

14)     TYPE OF REPORTING PERSON (See Instructions):   OO

CUSIP Number: 902951 10 2

1)     NAME OF REPORTING PERSON:

 Nakash Holding, LLC

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

(A) ________________________☒_________________

(B) ________________________☐_________________

3)     SEC USE ONLY

4)     SOURCE OF FUNDS (See Instructions):   AF

5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e):    N/A

6)     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,753,596
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,753,596
PERSON WITH

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,753,596

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  N/A

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8% (4)

14)     TYPE OF REPORTING PERSON (See Instructions):   OO, HC

CUSIP Number: 902951 10 2

1)     NAMES OF REPORTING PERSONS:
  Joe Nakash

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(A) ________________________☒_________________

(B) ________________________☐_________________

3)     SEC USE ONLY

4)     SOURCE OF FUNDS (See Instructions):   AF

5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e):    N/A

6)     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,753,596
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,753,596
PERSON WITH

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,753,596

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  N/A

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8%

14)     TYPE OF REPORTING PERSON (See Instructions):   IN, HC

CUSIP Number: 902951 10 2

1)     NAMES OF REPORTING PERSONS:
  Avi Nakash

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(A) ________________________☒_________________

(B) ________________________☐_________________

3)     SEC USE ONLY

4)     SOURCE OF FUNDS (See Instructions):   AF

5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e):    N/A

6)     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,753,596
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,753,596
PERSON WITH

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,753,596

12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  N/A

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8%

14)     TYPE OF REPORTING PERSON (See Instructions):   IN, HC

CUSIP Number: 902951 10 2

1)     NAMES OF REPORTING PERSONS:
  Ralph Nakash

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(A) ________________________☒_________________
(B) ________________________☐_________________

3)     SEC USE ONLY

4)     SOURCE OF FUNDS (See Instructions):   AF

5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e):    N/A

6)     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,753,596
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,753,596
PERSON WITH

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,753,596

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  N/A

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8%

14)     TYPE OF REPORTING PERSON (See Instructions):   IN, HC

CUSIP Number: 902951 10 2

1)     NAME OF REPORTING PERSON:
  Leonard D. Pearlman

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

(A) ________________________☒_________________
(B) ________________________☐_________________

3)     SEC USE ONLY

4)     SOURCE OF FUNDS (See Instructions):   PF

5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e):    N/A

6)     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,753,596
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,753,596
PERSON WITH

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,753,596

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  N/A

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8% (4)

14)     TYPE OF REPORTING PERSON (See Instructions):   IN

CUSIP Number: 902951 10 2

1)     NAME OF REPORTING PERSON:
  JAM Capital Associates

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

(A) ________________________☒_________________
(B) ________________________☐_________________

3)     SEC USE ONLY

4)     SOURCE OF FUNDS (See Instructions):   WC

5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e):    N/A

6)     CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,753,596
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,753,596
PERSON WITH

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,753,596

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  N/A

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8% (4)

14)     TYPE OF REPORTING PERSON (See Instructions):   OO

CUSIP Number: 902951 10 2

1)     NAME OF REPORTING PERSON:
  Kingsbridge Associates, L.P.

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

(A) ________________________☒_________________

(B) ________________________☐_________________

3)     SEC USE ONLY

4)     SOURCE OF FUNDS (See Instructions):   WC

5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e):    N/A

6)     CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,753,596
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,753,596
PERSON WITH

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,753,596

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  N/A

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8% (4)

14)     TYPE OF REPORTING PERSON (See Instructions):   PN

CUSIP Number: 902951 10 2

1)     NAME OF REPORTING PERSON:
  Giles Place Co., L.P.

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

(A) ________________________☒_________________
(B) ________________________☐_________________

3)     SEC USE ONLY

4)     SOURCE OF FUNDS (See Instructions):   WC

5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e):    N/A

6)     CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,753,596
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,753,596
PERSON WITH

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,753,596

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  N/A

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8% (4)

14)     TYPE OF REPORTING PERSON (See Instructions):   PN

CUSIP Number: 902951 10 2

1)     NAME OF REPORTING PERSON:
  LDP Corp.

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

(A) ________________________☒_________________
(B) ________________________☐_________________

3)     SEC USE ONLY

4)     SOURCE OF FUNDS (See Instructions):   WC

5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e):    N/A

6)     CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,753,596
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,753,596
PERSON WITH

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,753,596

12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  N/A

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8% (4)

14)     TYPE OF REPORTING PERSON (See Instructions):   CO

NAKASH ENERGY, LLC, A DELAWARE LIMITED LIABILITY COMPANY, NAKASH HOLDING, LLC, A DELAWARE LIMITED LIABILITY COMPANY AND THE SOLE MEMBER OF NAKASH ENERGY, LLC, JOE NAKASH, AVI NAKASH AND RALPH NAKASH (COLLECTIVELY, THE “ORIGINAL FILING PERSONS”), WHO REPORTED THEIR BENEFICIAL OWNERSHIP ON A SCHEDULE 13D FILED ON OCTOBER 12, 2007, HAVE JOINED TOGETHER WITH OTHER STOCKHOLDERS OF THE ISSUER AND, AS OF OCTOBER 26, 2007, HAVE FORMED A GROUP FOR THE PURPOSE OF ACQUIRING, HOLDING AND VOTING SHARES OF THE ISSUER’S COMMON STOCK WITH THE INTENT OF INFLUENCING OR CHANGING CONTROL OF THE ISSUER, AND ARE FILING THIS AMENDED SCHEDULE 13D IN ORDER TO REPORT SUCH GROUP FORMATION AND TO FURTHER EXPLAIN THE GROUP’S INTENT, AS DESCRIBED BELOW.

Item 1.  Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D filed October 12, 2007 (the “Original Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”) of U.S. Energy Systems, Inc., a Delaware corporation whose principal executive offices are located at 750 Lexington Avenue, New York, New York 10022 (the “Issuer”).

Item 2.  Identity and Background

This Amendment No. 1 is being filed by Nakash Energy, LLC, a Delaware limited liability company (“Nakash Energy”), Nakash Holding, LLC, a Delaware limited liability company and the sole member of Nakash Energy (“Nakash Holding”), Joe Nakash, Avi Nakash, Ralph Nakash (Joe Nakash, Avi Nakash and Ralph Nakash are the managing members of Nakash Holding), Leonard D. Pearlman (“Pearlman”), JAM Capital Associates (Pearlman is the manager of JAM Capital Associates), Kingsbridge Associates, L.P. (Pearlman serves as the general partner of Kingsbridge Associates, L.P.), Giles Place Co., L.P. (Pearlman serves as the general partner of Giles Place Co., L.P.) and LDP Corp. (Pearlman serves as the President of LDP Corp.). Collectively, Nakash Energy, Nakash Holding, Joe Nakash, Avi Nakash and Ralph Nakash are referred to herein as the “Original Filing Persons” and each an “Original Filing Person.” Collectively, Pearlman, JAM Capital Associates, Kingsbridge Associates, L.P., Giles Place Co., L.P. and LDP Corp. are referred to herein as the “Additional Filing Persons” and each an “Additional Filing Person.” The Original Filing Persons, together with the Additional Filing Persons are referred to herein collectively as the “Filing Persons” and each a “Filing Person.”

The business address as to all Original Filing Persons is c/o Robert A. Speigelman, General Counsel, Law Offices of Robert A. Spiegelman, Esq. 1400 Broadway, 15th Floor, New York, NY 10018. The business address as to all Additional Filing Persons is c/o Leonard D. Pearlman, 112 West 56th Street, Suite 20S, New York, New York 10019-3883. The occupation of each of the Original Filing Persons is commercial activities. The occupation of each of the Additional Filing Persons is investment activities. The citizenship of each Filing Person is contained in row 6 of each Filing Person’s respective Cover Page to this Schedule 13D.

No further disclosure is required by this Item.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

Following the filing of the Original Statement, the Original Filing Persons have joined with the Additional Filing Persons (as of October 26, 2007) to form a group that will seek to influence management and the Board of Directors of the Issuer (the “Board”), and, if need be, change control of the Issuer. The Filing Persons are evaluating all means available to influence management and the Board and influence the affairs and conduct control of the Issuer and, if need be, effect a change of control of the Issuer, in order to improve the overall financial standing and performance of the Issuer. Such means include, without limitation, the alteration of the size and composition of the Board; removal and replacement of current directors; elimination of the staggered Board provisions from the Issuer’s certificate of incorporation, which provisions the Filing Persons believe entrench the Board members and deprive all stockholders of the ability to exercise their rights to vote their shares and select Board members who can most effectively guide the Issuer's affairs. The Filing Persons intend to vote their shares of Common Stock and exercise their rights as stockholders of the Issuer towards the achievement of such purposes.

Item 5.  Interest in Securities of the Issuer

The Filing Persons, constituting a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended, maintain shared voting and dispositive power with respect to an aggregate of 3,753,596 shares of Common Stock, representing 16.8% of the outstanding shares of the Issuer’s Common Stock. Nakash Energy is the direct owner of 3,290,700 of such shares of Common Stock. (Nakash Holding serves as the sole member of Nakash Energy, and Joe Nakash, Avi Nakash and Ralph Nakash are the three managing members of Nakash Holding). The remaining 462,896 shares of such shares of Common Stock beneficially owned by the Filing Persons as a group are held by Pearlman and by various entities that he controls, in the following amounts: Pearlman- 243,840 shares; JAM Capital Associates- 108,000 shares (Pearlman is the manager of JAM Capital Associates); Kingsbridge Associates, L.P.- 56,706 shares (Pearlman serves as the general partner of Kingsbridge Associates, L.P.); Giles Place Co., L.P.- 41,600 shares (Pearlman serves as the general partner of Giles Place Co., L.P.); and LDP Corp.- 12,750 shares (Pearlman serves as the President of LDP Corp.).

On October 2, 2007, Nakash Energy exercised warrants to purchase 575,000 shares of Common Stock at an exercise price of $0.01 per share. Other than joining together to form a group (on October 26, 2007), as described in Item 4 above, the Filing Persons have not otherwise engaged in any transactions with respect to the Issuer’s Common Stock within the past 60 days.

The 16.8% ownership stake is based on 22,279,236 outstanding shares of the Issuer’s Common Stock. As of July 25, 2007, based on information provided by the Issuer, there were 21,704,236 shares of the Issuer’s Common Stock outstanding. Subsequent to such date, the number of outstanding shares of the Issuer’s Common Stock has increased by 575,000 shares as a result of the exercise by Nakash Energy of 575,000 warrants.

No further disclosure is applicable under this Item.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In order to pursue the purpose for their group described in Item 4 above, the Filing Persons have entered, as of October 26, 2007, into a stockholders’ agreement with respect to the shares of the Issuer’s Common Stock that they hold, the form of which has been attached as Exhibit 99.1 to this Amendment No. 1 (the “Stockholders’ Agreement”). Under the Stockholders’ Agreement, the Additional Filing Persons have agreed that, through June 30, 2008, they will vote all shares of Common Stock that they hold or hereafter acquire (i) in favor of, or in opposition to, any nominees for the Board that are supported or opposed (respectively) by the Original Filing Persons at each election of members of the Board, (ii) in favor of, or in opposition to, the removal of any member of the Board as directed by the Original Filing Persons, (iii) in favor of, or in opposition to, any increase or decrease in the authorized size of the Board as directed by the Original Filing Persons, and (iv) as directed by the Original Filing Persons with respect to any proposed amendment to the Issuer’s certificate of incorporation or by-laws. The Additional Filing Persons have furthermore agreed to deliver proxies to the Original Filing Persons in furtherance of the Additional Filing Persons’ commitment to vote as directed by the Original Filing Persons.

Item 7.  Material to be filed as Exhibits

Number	Description

99.1	Form ofStockholders’ Agreement, by and among Nakash Energy, LLC, Nakash Holding, LLC, Joe Nakash, Avi Nakash, Ralph Nakash and other stockholders of U.S. Energy Systems, Inc. party thereto.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: October 26, 2007	NAKASH ENERGY, LLC

By: Nakash Holding, LLC,
its sole Member

By:/s/ Joe Nakash
Joe Nakash, Managing Member

Dated: October 26, 2007	NAKASH HOLDING, LLC

By:/s/ Joe Nakash
Joe Nakash, Managing Member

Dated: October 26, 2007	By:/s/ Joe Nakash

Joe Nakash, Individually

Dated: October 26, 2007	By:/s/ Avi Nakash

Avi Nakash, Individually

Dated: October 26, 2007	By:/s/ Ralph Nakash

Ralph Nakash, Individually

Dated: October 26, 2007	By:/s/ Leonard D. Pearlman

Leonard D. Pearlman, Individually

Dated: October 26, 2007	JAM CAPITAL ASSOCIATES

By:/s/ Leonard D. Pearlman
Leonard D. Pearlman, Manager

Dated: October 26, 2007	KINGSBRIDGE ASSOCIATES, L.P.

By:/s/ Leonard D. Pearlman
Leonard D. Pearlman, General Partner

Dated: October 26, 2007	GILES PLACE CO., L.P.

By:/s/ Leonard D. Pearlman
Leonard D. Pearlman, General Partner

Dated: October 26, 2007	LDP CORP.

By:/s/ Leonard D. Pearlman
Leonard D. Pearlman, President